TSINGTAO

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

October 8, 2004

The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

SUN Xiaohang

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

October 8, 2004

A. ANNOUNCEMENT OF TSINGTAO BREWERY COMPANY LIMITED.

TSINGTAO BREWERY COMPANY LIMITED

("the Company")
(Stock Code: 168)
(a Sino-foreign joint stock limited company established in the People's Republic of China)

ANNOUNCEMENT

On 28 September 2004, the Board approved the acquisition of 90% of the registered capital of Tsingtao Brewery (Zhangzhou) Co., Ltd. (青岛啤酒（漳州）有限公司) ("**TBZZ**") for a consideration of RMB26,354,506 (i.e. approximately HK$24,862,742) from Tsingtao Brewery Group Co., Ltd. (青岛啤酒集团有限公司) ("**TBG**").
The content of this announcement is required to be published in Shanghai pursuant to the Shanghai Stock Exchange Listing Rules, and is published simultaneously in Hong Kong and Shanghai pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "**Listing Rules**") for its publication in Hong Kong.
The contents of the announcements published in Hong Kong and Shanghai are the same.

On 28 September 2004, the Board approved the acquisition of 90% of the registered capital of TBZZ for a consideration of RMB26,354,506 (i.e. approximately HK$24,862,742) from TBG. The sale and purchase agreement between the Company and TBG was signed on 28 September 2004.

The consideration was arrived at after arm's length negotiations between the parties with reference to the net asset value of TBZZ of RMB 29,282,785 (i.e. approximately HK$27,625,269) as of 31 August 2004 appraised by an independent professional valuer in the PRC. The consideration will be payable in cash upon signing.

TBZZ was established in July 2001 in the PRC to mainly engage in beer manufacturing. The registered share capital of TBZZ is RMB38,880,000 (i.e. approximately HK$36,679,245). The registered share capital of TBZZ is currently owned as to 90% by TBG and 10% by ZSAAC.

The Board expects that the addition of TBZZ will increase the Company's capacity beer production capacity in Zhangzhou area, which complements the Company's existing operations in Fuzhou and Xiamen. TBG is administratively controlled by Qingdao State-Owned Assets Administration Office, which is a substantial shareholder of the Company and a PRC Governmental Body as defined in Rule 19A.04 of the Listing Rules, and therefore is not a connected person of the Company by virtue of Rule 19A.19.

The Directors (including all the independent non-executive directors but excluding Mr. Li Guirong (Chairman), Mr. Jin ZhiGuo and Mr. Liu Yingdi who are also directors of TBG and have abstained from voting in the relevant board meeting) consider that the terms of the Acquisition Agreement, including the consideration for the Acquisition to be fair and reasonable and in the interests of the Company and all the shareholders of the Company as a whole.

The content of this announcement is required to be published in Shanghai by the Shanghai Stock Exchange on the basis that TBG is deemed a connected person of the Company pursuant to the Shanghai Stock Exchange Listing Rules.

This announcement is published simultaneously in Hong Kong and Shanghai pursuan to the disclosure requirement under Rule 13.09 of the Listing Rules for its publication in Hong Kong. The contents of the announcements published in Hong Kong and Shanghai are the same.

By Order of the Board
TSINGTAO BREWERY COMPANY LIMITED
YUAN LU
Company Secretary

Qingdao, 28 September 2004

Directors of the Company as at the date hereof:

Mr. Li Guirong *(Chairman)*, Mr. Jin ZhiGuo, Mr. Liu Yingdi, Mr. Sun Yuguo, Mr. Stephen J. Burrows, Mr. Chu Zhengang, Mr. Wang Lijun, Mr. Tan Lining, Mr. Wu Haihua and Ms. Pan Gui Rong

Exchange rate of RMB1.06=HK$1.00 was adopted above for illustration purpose only